UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Integrated Silicon Solution, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

[45812P107]

(CUSIP Number of Class of Securities)

(Underlying Ordinary Shares)

Scott D. Howarth

Vice President and Chief Financial Officer

1940 Zanker Road

San Jose, CA 95112

(408) 969-6600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

J. Robert Suffoletta, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

8911 Capital of Texas Highway

Westech 360, Suite 3350

Austin, Texas 78759

Tel: (512) 338-5400

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$ 3.4 million	$104.38

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be repriced pursuant to this offer. These options have an aggregate value of $3.4 million calculated based on the aggregate exercise price of the options which was estimated based on the market value of the issuer’s common stock as of June 13, 2007.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Integrated Silicon Solution, Inc., a Delaware corporation (“ISSI” or the “Company”), to amend certain outstanding options and, if applicable, receive a cash payment as set forth under the Offer to Amend Certain Options dated June 14, 2007 (the “Offer to Amend”), which is filed as Exhibit (a)(1)(A) hereto and incorporated herein by reference.

This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend, which, as may be amended or supplemented from time to time, constitutes the Offer, and which is filed as Exhibit (a)(1)(A) hereto. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Amend is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and address.

The name of the issuer is Integrated Silicon Solution, Inc., a company organized under the laws the State of Delaware, and the address of its principal executive office is 1940 Zanker Road, San Jose, CA 95112. ISSI’s telephone number is (408) 969-6600. The information set forth in the Offer to Amend under Section 10, “Information concerning the Company,” is incorporated herein by reference.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by ISSI to holders of certain outstanding options to purchase its common stock granted under the Integrated Silicon Solution, Inc. 1998 Stock Plan, as amended (the “1998 Plan”), and the Integrated Silicon Solution, Inc. Nonstatutory Stock Plan, as amended (the “NSO Plan” and, together with the 1998 Plan, the “Stock Plans”), to amend certain of their outstanding options to purchase ISSI common stock and, if applicable, receive a cash payment as set forth in the Offer to Amend and upon the terms and subject to the conditions described in (i) the Offer to Amend attached hereto as Exhibit (a)(1)(A), (ii) the letter to all eligible employees from Eve Lai, dated June 14, 2007, attached hereto as Exhibit (a)(1)(B), (iii) the Election Form attached hereto as Exhibit (a)(1)(C), and (iv) the Withdrawal Form attached hereto as Exhibit (a)(1)(D).

As of June 1, 2007, there were options to purchase 580,669 shares of ISSI common stock outstanding and eligible to participate in this Offer.

(c)	Trading market and price.

The information with respect to the Company’s common stock set forth in the Offer to Amend under Section 8, “Price range of shares underlying the options,” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Amend is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material terms.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers,” “Eligibility” (Section 1), “Number of options and amount of consideration; expiration date” (Section 2), “Procedures for electing to participate in this offer” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of options for amendment, issuance of cash payments, and amended options” (Section 6), “Conditions of the offer” (Section 7), “Source and amount of consideration; terms of amended options” (Section 9), “Status of options amended by us in the offer; accounting consequences of the offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material United States income tax consequences” (Section 14), and “Extension of offer; termination; amendment” (Section 15), is incorporated herein by reference.

(b)	Purchases.

None of the members of ISSI’s Board of Directors or ISSI’s executive officers may participate in the offer. The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(e)	Agreements involving the subject company’s securities.

The information set forth in the Offer to Amend under Section 9, “Source and amount of consideration; terms of amended options,” and Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference. See also (i) the 1998 Plan and the form of stock option agreement under the 1998 Plan (each incorporated by reference to Exhibit 4.2 to ISSI’s Registration Statement on Form S-8 filed March 9, 2001 (SEC File No. 333-56800)), and (ii) the NSO Plan and the form of stock option agreement under the NSO Plan (each incorporated by reference to Exhibit 4.1 to ISSI’s Registration Statement on Form S-8 filed November 21, 2002 (SEC File No. 333-101378)).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Amend under Section 3, “Purposes of the offer” is incorporated herein by reference.

(b)	Uses of securities acquired.

The information set forth in the Offer to Amend under Section 6, “Acceptance of options for amendment, issuance of cash payments, and amended options,” and Section 12, “Status of options amended by us in the offer; accounting consequences of the offer,” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Amend under Section 3, “Purpose of the offer,” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Sources of funds.

The information set forth in the Offer to Amend under Section 9, “Source and amount of consideration; terms of amended options,” and Section 16, “Fees and expenses,” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Amend under Section 7, “Conditions of the offer,” is incorporated herein by reference.

(d)	Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities ownership.

The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

(b)	Securities transactions.

The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial information.

The information set forth in the Offer to Amend under Section 18, “Financial statements,” is incorporated herein by reference.

(b)	Pro forma information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, regulatory requirements and legal proceedings.

The information set forth in the Offer to Amend under Section 3, “Purpose of the offer,” Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” and Section 13, “Legal matters; regulatory approvals,” is incorporated herein by reference.

(b)	Other material information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Amend Certain Options, dated June 14, 2007

(a)(1)(B)	Letter to all eligible employees from Eve Lai, dated June 14, 2007

(a)(1)(C)	Election form

(a)(1)(D)	Withdrawal form

(a)(1)(E)	Form of addendum

(a)(1)(F)	Form of acknowledgment of receipt of documents relating to the offer

(a)(1)(G)	Form of reminder e-mails

(a)(1)(H)(i)	Form promise to make cash payment and option amendment

(a)(1)(H)(ii)	Form option amendment

(a)(1)(I)	Option holder presentation materials

(a)(1)(J)(i)	Integrated Silicon Solution, Inc. 1998 Stock Plan, as amended, and form of stock option agreement (each incorporated by reference to Exhibit 4.2 to ISSI’s Registration Statement on Form S-8 filed March 9, 2001 (SEC File No. 333-56800))

(a)(1)(J)(ii)	Integrated Silicon Solution, Inc. Nonstatutory Stock Plan, as amended, and form of stock option agreement (each incorporated by reference to Exhibit 4.1 to ISSI’s Registration Statement on Form S-8 filed November 21, 2002 (SEC File No. 333-101378))

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTEGRATED SILICON SOLUTION, INC.

/s/ SCOTT D. HOWARTH
Scott D. Howarth
Vice-President and Chief Financial Officer

Date: June 14, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend Certain Options, dated June 14, 2007

(a)(1)(B)	Letter to all eligible employees from Eve Lai, dated June 14, 2007

(a)(1)(C)	Election form

(a)(1)(D)	Withdrawal form

(a)(1)(E)	Form of addendum

(a)(1)(F)	Form of acknowledgment of receipt of documents relating to the offer

(a)(1)(G)	Form of reminder e-mails

(a)(1)(H)(i)	Form promise to make cash payment and option amendment

(a)(1)(H)(ii)	Form option amendment

(a)(1)(I)	Option holder presentation materials

(a)(1)(J)(i)	Integrated Silicon Solution, Inc. 1998 Stock Plan, as amended, and form of stock option agreement (each incorporated by reference to Exhibit 4.2 to ISSI’s Registration Statement on Form S-8 filed March 9, 2001 (SEC File No. 333-56800))

(a)(1)(J)(ii)	Integrated Silicon Solution, Inc. Nonstatutory Stock Plan, as amended, and form of stock option agreement (each incorporated by reference to Exhibit 4.1 to ISSI’s Registration Statement on Form S-8 filed November 21, 2002 (SEC File No. 333-101378))

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable